SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that it was received on this date, the Office of the BM&FBOVESPA No. 546/2016, requesting clarification regarding the news published in the newspaper "Valor Econômico" about the subsidiary Furnas Centrais Elétricas S.A, as reproduced below:

“March 01, 2016

546/2016-SAE

Centrais Elétricas Brasileiras S.A. - Eletrobras

Mr. Armando Casado de Araujo

Chief Investor Relation Officer

Ref.: Request for clarification on the news published in the press

 Dear Sirs

In an article published in the newspaper Valor Econômico, of March 01, 2016, states that Furnas, one of the main companies in the Eletrobras group:

✓  estimated to have ended 2015 with net income of R$ 200 million to R$ 300 million;

✓   expected to have obtained EBITDA (earnings before interest, taxes, depreciation and amortization) of R$ 1.7 billion;

✓   plans to invest R$ 9.2 billion by 2020, of which R$ 2.544 billion this year.

We have not identified this information in the documents submitted by this company through the Empresas.NET system. In case of contradiction, please provide the document and the pages containing the information and the date and time in which these information were sent.

 It is noteworthy that the company should disclose periodic information and other information of interest to the market through the Empresas.NET system, ensuring its full and immediate disclosure and equitable treatment of their investors and other market players.

That said, we request clarification on the highlighted items until 03.02.2016, subject to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, with confirmation or not, as well as other information deemed important.

We emphasize the obligation, presented in the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire the management and controlling shareholders of the company, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

In the file to be sent must be transcribed the the content of the above request, before the reply of that company.

This request is included in the Cooperation Agreement signed by the CVM and BM&FBOVESPA on 12/13/2011, and its non-compliance may subject the company to the possible application of punitive fine by the Superintendence of Corporate Relations - SEP CVM, subject to the provisions of CVM Instruction 452/07.

MARKET ANNOUNCEMENT

Regards

Carlos Henrique Carajoinas

Superintendence for Company Monitoring

c.c.:  CVM - Comissão de Valores Mobiliários

         Sr. Fernando Soares Vieira - Superintendent of Company Relations

         Sr. Waldir de Jesus Nobre - Superintendent of Market and Intermediaries Relations”

In response to the Office in question, the Company clarifies its shareholders and the market in general the following:

1. The Company and its subsidiaries, including Furnas, not concluded its financial statements for the year ended in December 2015, there still variables to be considered in the financial statement at the end of this exercise;

2. Similarly, there was no conclusion of KPMG audit concerning the financial statements of the Company or its subidiárias for the year ended in December 2015;

3. Any disclosure at this time is precipitated, performed without authorization of the Company and in violation of the “Manual of Disclosure and Use of Relevant Information and Trading Policy of Securities issued by the Company”;

4. The Company does not disclose projections about the results of the Company and its subsidiaries;

5. The Company is adopting internal measures to verify the possible violation of the Manual of Disclosure and Use of Relevant Information and Trading Policy of Securities issued by the Company and CVM Instruction 358/02;

6. With respect to capex mentioned in the article in question, the Company only recognizes the amounts disclosed by the Relevant Fact of  July 31, 2015, through which the Company reported that for the period 2015-2019, the Strategic Planning establishes investments of R$ 50.3 billion.

Rio de Janeiro, March 01, 2016

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.